Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at April 30, 2022:

As at April 30, 2022
(in millions of Canadian dollars)
Subordinated Debentures	8,447
Equity
Common Equity
Common Shares	18,799
Retained Earnings	52,209
Accumulated Other Comprehensive Income	(6,034)
Other Reserves	(141)

Total Common Equity	64,833
Preferred Shares and Other Equity Instruments	5,552

Total Equity Attributable to Equity Holders of the Bank	70,385
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,582

Total Equity	71,967

Total Capitalization	80,414

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the six months period ended April 30, 2022 and for each of the years in the five year period ended October 31, 2021.

	Six Months Ended April 30,	October 31,
	2022	2021	2020	2019	2018	2017

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	7.13	9.00	5.91	6.61	8.15	9.60
Including interest on deposits	2.48	2.56	1.66	1.67	1.88	2.09
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	6.28	7.55	5.16	5.88	7.02	8.42
Including interest on deposits	2.40	2.46	1.63	1.65	1.84	2.06

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.